Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2022

Tel-Aviv, Israel, September 22, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported unaudited financial results for the three month period ended June 30, 2022.

Financial Highlights

•
Revenues were approximately €29.2 million for the six months ended June 30, 2022, compared to approximately €20.4 million for the six months ended June 30, 2021. This increase mainly results from the substantial increase in electricity prices in Spain.

•
Operating expenses were approximately €13.1 million for the six months ended June 30, 2022, compared to approximately €7.6 million for the six months ended June 30, 2021. Depreciation expenses were approximately €8 million for the six months ended June 30, 2022, compared to approximately €7.1 million for the six months ended June 30, 2021. The increase in operating expenses mainly results from the introduction of the Spanish RDL 17/2021 that established the reduction, until June 30, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also resulted from the Company’s biogas operations in the Netherlands that were impacted by the war in Ukraine causing shortages in certain raw materials and an increase in delivery prices. The increase in depreciation and amortization expenses is mainly attributable to the recognition of results of the Talasol PV Plant for the entire first half of 2022, compared to a partial recognition (commencing upon the achievement of PAC of the Talasol PV Plant on January 27, 2021) in 2021.

•
Project development costs were approximately €1.6 million for the six months ended June 30, 2022, compared to approximately €1.1 million for the six months ended June 30, 2021. The increase in project development costs is mainly due to the advancing development of photovoltaic projects in Italy.

•
General and administrative expenses were approximately €3.3 million for the six months ended June 30, 2022, compared to approximately €2.6 million for the six months ended June 30, 2021. The increase is mostly due to increased D&O liability insurance costs, increase in management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

•
Share of losses of equity accounted investee, after elimination of intercompany transactions, was approximately €0.6 million for the six months ended June 30, 2022, compared to approximately €0.8 million for the six months ended June 30, 2021.

•
Financing expenses, net was approximately €2.2 million for the six months ended June 30, 2022, compared to approximately €6.1 million for the six months ended June 30, 2021. The decrease in financing expenses, net, was mainly attributable to income resulting from exchange rate differences amounting to approximately €2.6 million in six months ended June 30, 2022, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to expenses in the amount of approximately €0.2 million for the six months ended June 30, 2021, caused by the 3.3% appreciation of the euro against the NIS during the six months ended June 30, 2022, compared to the 0.8% devaluation of the euro against the NIS during the six months ended June 30, 2021, income resulting from indexation to the increasing Israeli consumer price index (CPI)  and expenses recorded in 2021 amounting to approximately €0.8 million in connection with the early repayment of the Company’s Series B Debentures.

•
Taxes on income were approximately €1.1 million for the six months ended June 30, 2022, compared to approximately €0.3 million for the six months ended June 30, 2021. The increase is mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of the Company’s Spanish subsidiaries.

•	Loss for the six months ended June 30, 2022 was approximately €0.6 million, compared to a loss of approximately €5.2 million for the six months ended June 30, 2021.

•
Total other comprehensive loss was approximately €34.8 million for the six months ended June 30, 2022, compared to approximately €4.7 million for the six months ended June 30, 2021. The increase in total other comprehensive loss mainly resulted from changes in fair value of cash flow hedges, including a material reduction in the fair value of the financial power swap (the “Talasol PPA”) that covers approximately 80% of the output of the Talasol PV Plant. The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity. Alongside the decrease in fair value of the Talasol PPA, the increase in the electricity prices is expected to have a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the Talasol PPA, resulting in an expected increase in Talasol’s net income and cash flows.

•	Total comprehensive loss was approximately €35.4 million for the six months ended June 30, 2022, compared to approximately €9.9 million for the six months ended June 30, 2021.

•
The Company’s current liabilities as of June 30, 2022 include a liability in the amount of approximately €39 million in connection with current maturities of the Talasol PPA resulting from the decrease in the fair value of the Talasol PPA. The decrease in the fair value of the Talasol PPA does not impact the Company’s cash flow as Talasol’s revenues from the sale of electricity are expected to exceed its liability and payments to the Talasol PPA provider. Pursuant to the applicable accounting rules, the Company is required to recognize the fair value of expected future payments to the Talasol PPA provider as a liability but it does not recognize the expected revenues from the Talasol PV Plant as assets.

•
EBITDA was approximately €10.6 million for the six months ended June 30, 2022, compared to approximately €8.4 million for the six months ended June 30, 2021. See the table on page 12 of this press release for a reconciliation of these numbers to profit and loss.

•
Net cash provided by operating activities was approximately €8 million for the six months ended June 30, 2022, compared to approximately €7.3 million for the six months ended June 30, 2021. The net cash provided by operating activities for the six months ended June 30, 2022, included a nonrecurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant in the amount of approximately €3.2 million.

•
As required under an amendment to IAS 16, “Property, Plant and Equipment” (the “Amendment”), the Company retrospectively applied the Amendment and revised the financial results as of and for the year ended December 31, 2021, and for the six months ended June 30, 2021. The Amendment required the Company to recognize the results of the Talasol PV Plant commencing connection to the grid (December 2020) instead of recognizing results commencing achievement of PAC (Preliminary Acceptance Certificate), which occurred on January 27, 2021. The revisions mainly included recognizing an increase in the balance of fixed assets against a corresponding increase in retained earnings and deferred tax as of December 31, 2021, and an increase in revenues and expenses, with a corresponding decrease in tax benefit and in the net loss for the six months ended June 30, 2021 and the year ended December 31, 2021.

CEO Review Second Quarter 2022

In the first half and the second quarter of 2022, the Company met the goals it set for itself. Compared to the corresponding period last year, the Company recorded an increase of approximately 43% in its revenues, which were higher than the projected revenues for the period. The cash flow from operations for the first half of 2022 was approximately €8 million, after deduction of a non-recurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant in the amount of approximately €3.2 million.

The profit for the second quarter of 2022 almost doubled compared to the corresponding period last year, and the net profit for the quarter was approximately €2.8 million, compared to a loss of approximately €2.5 million in the corresponding quarter last year.

Based on the preliminary results of the third quarter of 2022 currently available to the Company, it is expected that the Company will meet the goals it set for itself for the first nine months of 2022.

The Company operates on two main levels: the development of a backlog of projects in the PV field in Italy, Spain and Israel, and the construction and operation of projects. Currently, a pumped hydro storage project in the Manara Cliff in Israel, which is a mega project in scope, is under construction. In addition, 20 MV PV plants are also under advanced construction in Italy.

Activity in Spain: The Ellomay Solar project (28 MW PV) was connected to the electricity grid towards the end of the second quarter of 2022, therefore its effect on the quarter was negligible. During the third quarter of 2022 this PV plant operated at full capacity and the expected revenues from it for the third quarter of 2022 are approximately €2.5-3 million. The Talasol PV plant (300 MW PV), 51% held by the Company, met all expectations and in the first half of 2022 generated revenues in the amount of approximately €20.4 million.

Activity in Italy: The Company has approximately 600 MW PV projects under advanced development stages, of which licenses have been obtained for approximately 200 MW. Of these 200 MW PV projects, 20 MW are under advanced construction and the remainder (approximately 180 MW) are awaiting the results of a contractor tender which is expected to be finalized at the end of September 2022. The construction agreements are expected to be signed following the decision with respect to the contractor, and construction work will commence thereafter.

The Company has additional projects in earlier development stages and the intention is to reach a portfolio of approximately 1,000 MW PV in various degrees of development and operations by the year 2025.

The Company is negotiating a financing agreement for the financing of 600 MW PV projects that are in advanced development stages with a leading European bank in the field.

Activity in Israel: The Company is engaged in the construction and management of the Manara Cliff pumped storage project, which is in advanced construction.

The development of the licenses for the construction of 40 MW PV + 80 MW/hour storage in batteries is in advanced stages. A connection to the electricity grid was guaranteed for a large part of the project, the tender for contractors was concluded and a winning contractor was selected. The Company is in negotiations with financing entities for the purpose of obtaining financing for the project.

The Company continues to develop a portfolio of land for future projects in the field of PV and battery storage, including the potential expansion of the Talmei Yosef project.

Activity in the Netherlands: In connection with the war in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main of which is pushing the price of the green certificates upwards and as of today the price of the aforementioned certificates has increased from 13–15-euro cents per certificate to around 45-euro cents per certificate. The gas price for 2023, which is determined on the basis of the 2022 average, is also expected to be above 90-euro cents per cubic meter, a price that is higher than the cap of the subsidy (75-euro cents per cubic meter). Therefore, in 2023 and possibly also in 2024 the Company will examine the possibility of temporarily exiting the subsidy regime. Not using the subsidy during 2023 and 2024 will enable the Company to postpone the termination of the subsidy period (originally 12 years) by two years.

Green certificates are issued according to the amount of green gas supplied by the Company’s plants, whereby for every cubic meter supplied, the Company receives one green certificate. The Company currently expects to produce approximately 14 million cubic meters of green gas during 2023, which are expected to be sold at an average price of 45 Eurocents per certificate. The expected income to the Company is therefore approximately €6 million for 2023, compared to an average income from the sale of green certificates of approximately €2 million in previous years.

On the other hand, due to the war in Ukraine, there was an increase in the price of feedstock, which is based on agricultural residues, and in the cost of transportation and the price of electricity (which increased tenfold). These circumstances caused an increase in expenses, however the Company expects that the increase in income will exceed the increase in expenses. The increase in income is already partially reflected in the high prices of the green certificates and is expected to continue to be reflected next year as prices of green certificates are expected to continue to increase, and in addition gas prices are also expected to be high.

The increase in electricity prices in the Netherlands did not substantially affect 2 of the 3 biogas facilities owned by the Company, which produce the electricity and heat they consume for themselves. However, the Gelderland project, which was acquired in December 2020, is not equipped with the means to self-generate electricity and heat and is required to pay for the electricity, and therefore was negatively affected by the increase in the price of electricity. In May 2022, the Company received notification of approval for a subsidy for generation of electricity and heat in Gelderland and, in August 2022, a generator (CHP) was ordered and is expected to start producing electricity for the Gelderland facility this December or January.

The Company estimates that with the increasing importance of the biogas field, this field will enter a new period which is expected to substantially improve the results of the Company’s biogas facilities.

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 12 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of continued war between Russia and Ukraine, including its impact on electricity prices, availability of raw materials and disruptions in supply changes, the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Financial Position

	June 30,	December 31,	June 30,
	2022	2021	2022
	(Unaudited)	(Audited)	(Unaudited)
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	59,951	41,229	62,287
Marketable securities	1,761	1,946	1,830
Short term deposits	-	28,410	-
Restricted cash	4,280	1,000	4,447
Receivable from concession project	1,786	1,784	1,856
Trade and other receivables	10,744	9,487	11,163
	78,522	83,856	81,583
Non-current assets
Investment in equity accounted investee	32,410	34,029	33,673
Advances on account of investments	1,554	1,554	1,615
Receivable from concession project	25,991	26,909	27,004
Fixed assets	352,680	340,897	366,424
Right-of-use asset	23,360	23,367	24,270
Intangible asset	4,418	4,762	4,590
Restricted cash and deposits	20,379	15,630	21,174
Deferred tax	23,723	12,952	24,648
Long term receivables	8,581	5,388	8,915
Derivatives	2,718	2,635	2,824
	495,814	468,123	515,137
Total assets	574,336	551,979	596,720

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	12,306	126,180	12,786
Current maturities of long-term loans	10,000	16,401	10,390
Current maturities of debentures	19,785	19,806	20,556
Trade payables	2,059	2,904	2,138
Other payables	20,120	20,806	20,904
Current maturities of derivatives	38,996	14,783	40,516
Current maturities of lease liabilities	675	4,329	701
	103,941	205,209	107,991
Non-current liabilities
Long-term lease liabilities	16,206	15,800	16,838
Long-term loans	217,845	39,093	226,335
Other long-term bank loans	25,754	37,221	26,758
Debentures	93,973	117,493	97,635
Deferred tax	6,409	9,044	6,659
Other long-term liabilities	3,324	3,905	3,454
Derivatives	24,198	10,107	25,141
	387,709	232,663	402,820
Total liabilities	491,650	437,872	510,811
Equity
Share capital	25,605	25,605	26,603
Share premium	85,943	85,883	89,292
Treasury shares	(1,736)	(1,736)	(1,804)
Transaction reserve with non-controlling Interests	5,697	5,697	5,919
Reserves	(11,763)	7,288	(12,221)
Accumulated deficit	(8,121)	(6,899)	(8,437)
Total equity attributed to shareholders of the Company	95,625	115,838	99,352
Non-Controlling Interest	(12,939)	(1,731)	(13,443)
Total equity	82,686	114,107	85,909
Total liabilities and equity	574,336	551,979	596,720

* Convenience translation into US$ (exchange rate as at June 30, 2022: euro 1 = US$ 1.039)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	For the Three months ended June 30,		For the Six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2022	2021	2022	2021	2021	2022
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$ in thousands*
Revenues	17,435	13,193	29,196	20,393	45,721	30,334
Operating expenses	(7,161)	(4,355)	(13,132)	(7,572)	(17,590)	(13,644)
Depreciation and amortization expenses	(3,964)	(4,025)	(7,978)	(7,076)	(15,116)	(8,289)
Gross profit	6,310	4,813	8,086	5,745	13,015	8,401

Project development costs	(843)	(614)	(1,554)	(1,119)	(2,508)	(1,615)
General and administrative expenses	(1,820)	(1,309)	(3,297)	(2,572)	(5,661)	(3,425)
Share of profits of equity accounted investee	(833)	(1,389)	(602)	(772)	117	(625)
Operating profit	2,814	1,501	2,633	1,282	4,963	2,736

Financing income	3,630	850	4,439	1,716	2,931	4,612
Financing income (expenses) in connection with derivatives and warrants, net	372	15	338	(109)	(841)	351
Financing expenses in connection with projects finance	(2,524)	(2,193)	(3,889)	(3,658)	(17,800)	(4,041)
Financing expenses in connection with debentures	(314)	(788)	(1,343)	(2,764)	(3,220)	(1,395)
Interest expenses on minority shareholder loan	(349)	(557)	(892)	(939)	(2,055)	(927)
Other financing expenses	(50)	(699)	(834)	(384)	(5,899)	(867)
Financing income (expenses), net	765	(3,372)	(2,181)	(6,138)	(26,884)	(2,267)

Profit (loss) before taxes on income	3,579	(1,871)	452	(4,856)	(21,921)	469
Tax benefit (Taxes on income)	(808)	(625)	(1,087)	(306)	2,281	(1,129)
Profit (loss) for the period	2,771	(2,496)	(635)	(5,162)	(19,640)	(660)
Profit (loss) attributable to:
Owners of the Company	1,712	(3,183)	(1,222)	(5,252)	(15,090)	(1,270)
Non-controlling interests	1,059	687	587	90	(4,550)	610
Profit (loss) for the period	2,771	(2,496)	(635)	(5,162)	(19,640)	(660)
Other comprehensive income (loss) item
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(3,585)	1,122	(3,683)	1,684	12,284	(3,826)
Effective portion of change in fair value of cash flow hedges	8,844	(3,273)	(31,942)	(5,202)	(13,429)	(33,186)
Net change in fair value of cash flow hedges transferred to profit or loss	794	(221)	821	(1,225)	(3,353)	853
Total other comprehensive income (loss)	6,053	(2,372)	(34,804)	(4,743)	(4,498)	(36,159)

Total other comprehensive income (loss) attributable to:
Owners of the Company	1,618	(652)	(19,051)	(1,764)	3,124	(19,793)
Non-controlling interests	4,435	(1,720)	(15,753)	(2,979)	(7,622)	(16,366)
Total other comprehensive income (loss) for the period	6,053	(2,372)	(34,804)	(4,743)	(4,498)	(36,159)
Total comprehensive income (loss) for the period	8,824	(4,868)	(35,439)	(9,905)	(24,138)	(36,819)

Total comprehensive income (loss) attributable to:
Owners of the Company	3,330	(3,835)	(20,273)	(7,016)	(11,966)	(21,063)
Non-controlling interests	5,494	(1,033)	(15,166)	(2,889)	(12,172)	(15,756)
Total comprehensive income (loss) for the period	8,824	(4,868)	(35,439)	(9,905)	(24,138)	(36,819)

Basic net earnings (loss) per share	0.13	(0.25)	(0.10)	(0.41)	(1.18)	(0.10)
Diluted net earnings (loss) per share	0.13	(0.25)	(0.10)	(0.41)	(1.18)	(0.10)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended
June 30, 2022 (Unaudited):
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the period	-	-	(1,222)	-	-	-	-	(1,222)	587	(635)
Other comprehensive loss for the period	-	-	-	-	(3,466)	(15,585)	-	(19,051)	(15,753)	(34,804)
Total comprehensive loss for the period	-	-	(1,222)	-	(3,466)	(15,585)	-	(20,273)	(15,166)	(35,439)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	60	-	-	-	-	-	60	-	60
Balance as at June 30, 2022	25,605	85,943	(8,121)	(1,736)	11,899	(23,662)	5,697	95,625	(12,939)	82,686

For the six months ended
June 30, 2021 (Unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the period	-	-	(5,252)	-	-	-	-	(5,252)	90	(5,162)
Other comprehensive income (loss) for the period	-	-	-	-	1,636	(3,400)	-	(1,764)	(2,979)	(4,743)
Total comprehensive income (loss) for the period	-	-	(5,252)	-	1,636	(3,400)	-	(7,016)	(2,889)	(9,905)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	13	-	-	-	-	-	13	-	13
Balance as at June 30, 2021	25,578	85,762	2,939	(1,736)	5,459	(3,059)	5,145	120,088	7,552	127,640

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2021 (Audited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	(15,090)	-	-	-	-	(15,090)	(4,550)	(19,640)
Other comprehensive income (loss) for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at June 30, 2022: euro 1 = US$ 1.039)
For the six month ended June 30, 2022 (unaudited):
Balance as at January 1, 2022	26,603	89,230	(7,167)	(1,804)	15,964	(8,392)	5,919	120,353	(1,799)	118,554
Profit (loss) for the period	-	-	(1,270)	-	-	-	-	(1,270)	610	(660)
Other comprehensive loss for the period	-	-	-	-	(3,601)	(16,192)	-	(19,793)	(16,366)	(36,159)
Total comprehensive loss for the period	-	-	(1,270)	-	(3,601)	(16,192)	-	(21,063)	(15,756)	(36,819)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	4,112	4,112
Share-based payments	-	62	-	-	-	-	-	62	-	62
Balance as at June 30, 2022	26,603	89,292	(8,437)	(1,804)	12,363	(24,584)	5,919	99,352	(13,443)	85,909

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2022	2021	2022	2021	2021	2022
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	2,771	(2,496)	(635)	(5,162)	(19,640)	(660)
Adjustments for:
Financing expenses, net	(765)	3,372	2,181	6,138	26,884	2,267
Profit from settlement of derivatives contract	-	-	-	(407)	(407)	-
Depreciation and amortization	3,964	4,025	7,978	7,076	15,116	8,289
Share-based payment transactions	60	6	60	13	63	62
Share of losses (profits) of equity accounted investees	833	1,389	602	772	(117)	625
Payment of interest on loan by an equity accounted investee	-	859	-	859	859	-
Change in trade receivables and other receivables	235	(942)	(2,579)	(2,124)	(1,883)	(2,680)
Change in other assets	(1,788)	(812)	53	(782)	(545)	55
Change in receivables from concessions project	(802)	536	(550)	757	1,580	(571)
Change in trade payables	(726)	(559)	(801)	(941)	154	(832)
Change in other payables	2,604	2,119	7,878	3,715	2,380	8,185
Income tax expense (tax benefit)	808	625	1,087	306	(2,281)	1,129
Income taxes paid	(3,255)	(15)	(3,255)	(15)	(94)	(3,382)
Interest received	451	494	922	921	1,844	958
Interest paid	(4,520)	(2,651)	(4,924)	(3,857)	(7,801)	(5,116)
Net cash provided by (used in) operating activities	(130)	5,950	8,017	7,269	16,112	8,329
Cash flows from investing activities
Acquisition of fixed assets	(6,747)	(39,012)	(22,274)	(64,665)	(83,682)	(23,142)
VAT associated with the acquisition	2,225	-	-	-	-	-
Repayment of loan by an equity accounted investee	149	1,400	149	1,400	1,400	155
Loan to an equity accounted investee	-	(131)	-	(244)	(335)	-
Advances on account of investments	-	(8)	-	(8)	-	-
Settlement of derivatives contract	-	-	(528)	(252)	(976)	(549)
Proceeds (investment) in restricted cash, net	(9,344)	(639)	(8,241)	(185)	(5,990)	(8,562)
Proceeds (investment) in short term deposit	27,645	-	27,645	8,533	(18,599)	28,722
Proceeds from marketable securities	-	-	-	1,785	(112)	-
Net cash provided by (used in) investing activities	13,928	(38,390)	(3,249)	(53,636)	(108,294)	(3,376)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	-	-	1,400	1,400	-
Proceeds from options	-	-	-	22	49	-
Cost associated with long term loans	(498)	-	(8,958)	(197)	(2,796)	(9,307)
Payment of principal of lease liabilities	(205)	-	(4,000)	-	(4,803)	(4,156)
Proceeds from long term loans	(331)	5,415	196,189	32,476	32,947	203,835
Repayment of long-term loans	(21,723)	(2,933)	(143,095)	(3,390)	(18,905)	(148,672)
Repayment of Debentures	(19,764)	(8,853)	(19,764)	(30,730)	(30,730)	(20,534)
Repayment of SWAP instrument associated with long term loans	-	-	(3,290)	-	-	(3,418)
Proceeds from issue of convertible debentures	-	-	-	15,571	15,571	-
Proceeds from issuance of Debentures, net	-	-	-	25,465	57,717	-
Issuance / exercise of warrants	-	-	-	3,675	3,746	-
Net cash provided by (used in) financing activities	(42,521)	(6,371)	17,082	44,292	54,196	17,748

Effect of exchange rate fluctuations on cash and cash equivalents	(2,307)	1,050	(3,128)	2,489	12,370	(3,250)
Increase (decrease) in cash and cash equivalents	(31,030)	(37,761)	18,722	414	(25,616)	19,451
Cash and cash equivalents at the beginning of the period	90,981	105,020	41,229	66,845	66,845	42,836
Cash and cash equivalents at the end of the period	59,951	67,259	59,951	67,259	41,229	62,287

* Convenience translation into US$ (exchange rate as at June 30, 2022: euro 1 = US$ 1.039)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar[1]	Talasol	Israel[2]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2022
	€ in thousands

Revenues	-	2,081	327	20,402	2,246	5,830	26,756	-	57,642	(28,446)	29,196
Operating expenses	-	(100)	(191)	(7,088)	(214)	(5,539)	(20,769)	-	(33,901)	20,769	(13,132)
Depreciation expenses	-	(452)	-	(5,655)	(1,268)	(1,607)	(3,240)	-	(12,222)	4,244	(7,978)
Gross profit (loss)	-	1,529	136	7,659	764	(1,316)	2,747	-	11,519	(3,433)	8,086
Project development costs											(1,554)
General and
administrative expenses											(3,297)
Share of loss of equity
accounted investee											(602)
Operating profit											2,633
Financing income											4,439
Financing expenses in connection with derivatives and warrants, net											338
Financing expenses in connection with projects finance											(3,889)
Financing expenses in connection with debentures											(1,343)
Interest expenses on minority shareholder loan											(892)
Other financing expenses											(834)
Financing expenses, net											(2,181)
Income before taxes on Income											452
Segment assets as at June 30, 2022	7,273	15,376	21,684	267,090	36,404	31,661	108,718	120,906	609,112	(34,776)	574,336

1  Ellomay Solar S.L, the owner of a 28 MW photovoltaic facility near the Talasol PV Plant.
2  The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2022	2021	2022	2021	2021	2022
	Unaudited
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	2,771	(2,496)	(635)	(5,162)	(19,640)	(660)
Financing (income) expenses, net	(765)	3,372	2,181	6,138	26,884	2,267
Taxes on income (Tax benefit)	808	625	1,087	306	(2,281)	1,129
Depreciation	3,964	4,025	7,978	7,076	15,116	8,289
EBITDA	6,778	5,526	10,611	8,358	20,079	11,025

* Convenience translation into US$ (exchange rate as at June 30, 2022: euro 1 = US$ 1.039)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2022, and below.

Net Financial Debt

As of June 30, 2022, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €53.8 million (consisting of approximately €269.83 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €115.54 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021) and Series D Debentures issuance (in February 2021), net of approximately €61.7 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €269.85 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 Short-term and long-term debt from banks and other interest-bearing financial obligations amount provided above, includes an amount of approximately €3.8 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

4 Debentures amount provided above includes an amount of approximately €1.7 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June 30, 2022, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €130.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 29.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 2.1.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended June 30, 2022:

For the four-quarter period ended June 30, 2022
Unaudited
€ in thousands
Loss for the period	(15,098)
Financing expenses, net	22,927
Taxes on income	(1,495)
Depreciation	15,998
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,389
Share-based payments	110
Adjusted EBITDA as defined the Series C Deed of Trust	25,831

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June 30, 2022, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €130.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 29.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 2.1.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2022:

For the four-quarter period ended June 30, 2022
Unaudited
€ in thousands
Loss for the period	(15,098)
Financing expenses, net	22,927
Taxes on income	(1,495)
Depreciation	15,998
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,389
Share-based payments	110
Adjusted EBITDA as defined the Series D Deed of Trust	25,831

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”